Filed Pursuant to Rule 424(b)(3)
Registration No. 333-267576

Lord Abbett Floating Rate High Income Fund (the “Fund”)

Supplement dated February 3, 2025 to the

Prospectus and Statement of Additional Information of the Fund,

each dated May 1, 2024, as supplemented

Liquidation of the Fund

On January 31, 2025, the Board of Trustees of Lord Abbett Floating Rate High Income Fund approved a plan of liquidation and dissolution (the “Plan”) pursuant to which the Fund will be liquidated and dissolved. It is currently anticipated that the liquidation and dissolution of the Fund will be completed in Spring 2025. The Fund’s investment team expects to begin liquidating the Fund’s portfolio immediately. Leading up to the liquidation date, the Fund may not be fully invested in accordance with its investment strategies and policies and may hold a substantial amount of cash. Pursuant to the Plan, the Fund will make any dividend distributions required to eliminate any Fund-level taxes, pay or otherwise provide for Fund expenses and liabilities as directed by the Plan, and distribute to its shareholders of record the remaining proceeds in one or more liquidating distributions on the liquidation date in redemption of all outstanding shares of the Fund.

Shareholders may submit repurchase requests in connection with any repurchase offer made by the Fund prior to the liquidation date pursuant to the procedures set forth under “Periodic Repurchase Offers” in the prospectus. Shareholders who hold Fund shares in individual retirement accounts will automatically have their shares exchanged for shares of Lord Abbett U.S. Government & Government Sponsored Enterprises Money Market Fund on or about the Liquidation Date.

In connection with the liquidation of the Fund, the Fund will no longer accept purchase orders or requests to exchange shares of other Lord Abbett Funds for shares of the Fund as of the close of business on February 3, 2025.

Capitalized terms used in this Supplement shall, unless otherwise defined herein, have the same meaning as given in the Prospectus and/or SAI.

Please retain this document for your future reference.